FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

BoD DECISIONS DATED MAY 11, 2007

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

The following decisions have been made during the Board of Directors of our Company convened on May 11, 2007;

1.

In connection with the tenders announced for the granting of four separate licenses by the Telecommunications Authority regarding the authorization for providing IMT-2000/UMTS services and infrastructure, our Company shall participate in the tenders in this regard,

2.

The Extraordinary General Assembly Meeting of our Company shall be called to convene at “Turkcell Plaza, Conference Room, Mesrutiyet Cad. No:71 Tepebasi – Istanbul” on 27 July 2007, Friday at 15:00 pm to discuss the items stated in the attached agenda,

3.

Article 3 of the Articles of Association of the Company, titled “Purpose and Subject Matter” shall be amended in accordance with the enclosed amendment text; applications to the Capital Markets Board and the Ministry of Industry and Commerce shall be submitted and the required authorizations shall be obtained to amend the Articles of Association of the Company; and subsequent to obtaining the required authorizations, the amendments to the Articles of Association shall be submitted to the approval of the shareholders of the Company during the Extraordinary General Assembly Meeting to be held in this respect and the resolution of the shareholders in this regard shall be registered and announced,

4.

Turkcell’s shareholder MV Holding A.S. requested the blank endorsement of our Company’s dematerialized shares held by MV Holding A.S. in the nominal value of TRY 11,000,000 (0.5% of Turkcell’s outstanding shares) for their transfer and assignment pursuant to paragraph “m” of Article 9 of the Istanbul Stock Exchange Quotation Regulation. Accordingly, Turkcell Board of Directors issued a resolution enabling the endorsement of such shares, in blank for circulation.

5.

Turkcell’s shareholder MV Investment N.V. requested the blank endorsement of our Company’s shares held by MV Investment N.V. in the nominal value of TRY9,218,606.390 (0.4% of Turkcell’s outstanding shares) for their transfer and assignment pursuant to paragraph “m” of Article 9 of the Istanbul Stock Exchange Quotation Regulation pursuant to paragraph “m” of Article 9 of the Istanbul Stock Exchange Quotation. Accordingly, Turkcell Board of Directors issued a resolution enabling the endorsement of such shares, in blank for circulation.

6.

In accordance with our Company’s Board resolution to run its international operations through Turktell Uluslararasi Yatirim Holding A.S. (“Turktell”), which is a wholly owned subsidiary of Turkcell, all the shares of the East Asian Consortium B.V. (“EAC”), which is a wholly owned subsidiary of Turkcell domiciled in the Netherlands shall be transferred to Turktell for US$111 million.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Ferda Atabek	Koray Öztürkler
Investor Relations	Investor Relations
11.05.2007, 16:30	11.05.2007, 16:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

TURKCELL ILETISIM HIZMETLERI A.S.

AGENDA OF THE

EXTRAORDINARY GENERAL ASSEMBLY MEETING

DATED 27 JULY 2007

1-	Opening and election of the Presidency Board;

2-	Authorizing the Presidency Board to sign the minutes of the meeting;

3-	Discussion of and decision on the amendment of article 3 of the Articles of Association of the Company, titled “Purpose and Subject-Matter”

4-	Determination of Board of Directors Members’ remuneration;

5-	Closing.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 11, 2007	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 11, 2007	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer